9/18

[redacted]

08005486

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Osiris Ltd

*CURRENT ADDRESS

PROCESSED
OCT 22 2008 SB
THOMSON REUTERS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34945 FISCAL YEAR 6-30-08

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 10/21/08

RECEIVED

2008 SEP 18 A 10:25

Psiron

6-30-08
AR/S

~~VIRALYTICS~~ LIMITED

ABN 12 010 657 351

Financial Report for the Year Ended 30 June 2008

TABLE OF CONTENTS

Corporate Information

Directors

Mr Bryan Dulhunty	Executive Chairman
Assoc. Professor Darren Shafren	Executive Director
Dr Phillip Altman	Executive Director

Company Secretary

Mr Bryan Dulhunty

Principal Place of Business

8/33 Ryde Road
Pymble, NSW 2073

Registered Office

McCullough Robertson
Level 11, 66 Eagle Street
Brisbane, QLD 4001

Auditors

Bentleys, Chartered Accountants
Level 26, AMP Place, 10 Eagle Street
Brisbane QLD 4000

Share Registry & Register

Link Market Services Ltd
300 Queen Street
Brisbane QLD 4000
Ph: (02) 8280 7454

Website

www.viralytics.com

Contact Information

Tel: (02) 9499 3200
Fax: (02) 9499 3300
Email: investorrelation@viralytics.com

Directors' Report

for the year ended 30 June 2008

Your directors present their report on the Company for the financial year ended 30 June 2008.

DIRECTORS

The names of the directors in office at the date of this report:

Mr Bryan Dulhunty:	Executive Chairman
Assoc. Professor Darren Shafren:	Executive Director
Dr Phillip Altman:	Executive Director (appointed 12 July 2007)

COMPANY SECRETARY

Mr Bryan Dulhunty

PRINCIPAL ACTIVITIES

The principal activities of the company during the financial year were the development of its virotherapy anti-cancer technology.

OPERATING RESULT

The operational loss for the year of $3.7m was reduced by $515k from the previous period loss of $4.2m, which in turn was reduced from a $9.3m loss in 2006.

Whist operational activities for the year were maintained at the same level of the previous year the reduction in loss was primarily a result of the companies focus on its virotherapy assets and its stated aim to dispose of historical non-core assets. During the current period the company realized a profit on the disposal of non core assets of $201k (prior period book loss of $304k.).

Expenditure was clearly focused on operational areas of the Company with expenditure relating to research, patents and clinical trials accounting for 87% of all expenditure.

CASH MANAGEMENT

The Company continued its strong commitment to reducing cash outflow in the year. Operational outflow was $3.0m. This compares with an operational outflow in 2007 of $3.3m in year ended 30 June 2007 and an operational outflow in 2006 of $5.3m.

Also during the year ended 30 June 2008 the Company disposed of non-core assets raising $898k. In December 2007 the Company also raised $3.1m by the issue of shares at 8 cents per share via a share purchase plan to existing shareholders (raising $1.8m) and a share placement (raising a net $1.3m).

At 30 June 2008 the Company had $2.85m cash on hand compared with the prior period of $1.9m.

Directors' Report

for the year ended 30 June 2008

BALANCE SHEET

Net Assets reduced from $11.7m to $8.7. This change in Net Assets was primarily the result of the loss incurred of $3.7m, a write down in the carrying value of the Companies investment in CBio from $3.6m to $1.2m offset by a net capital raising of $3.1m.

REVIEW OF OPERATIONS

2008 has seen strong progress of the company's clinical program and the rapid construction of key components of the business necessary for international recognition of our product development.

Key operational achievements made during the year include:

- **Clinical Trials**:

At the date of this report 13 patients have now been treated with CAVATAK™ under the various clinical trials (Phase I safety studies) conducted by the Company. The data generated by these trials adds significant value to the Company as the Company is now able to study not only the direct action of the virus on human tumour cells but the Company is also able to measure various biomarker activities that enable us to assess the biological action of CAVATAK™ within the human system. This information is crucial to enable the Company to make the investment decision to move to Phase II efficacy trial(s). Whilst the Company is not yet able to publish final data from these initial trials, to date human administration of CAVATAK™ has been tolerated and preliminary data concerning biological activity of CAVATAK™ is supportive of pre-clinical findings. In this environment, the company believes Phase II evaluation of CAVATAK™ is warranted, possibly in combination with existing chemotherapeutic, biologic or radiotherapy regimes.

To enable the Company to move to Phase II trials the Company has undertaken two strategic actions.

- we have secured the services of a GMP compliant contract manufacturing organisation specialising in virus manufacture and based in the USA (the world largest market for our product) to produce CAVATAK™. Such a manufacturing strategy will provide the company with 3 significant benefits: 1) it will provide the Company with product that can be used for Phase II clinical trials; 2) optimisation and scale up of CAVATAK™ production will reduces future development risk and 3) reduces the Company's dependence on its sole facility at The University of Newcastle.

- we have commenced discussions with the Food and Drug Administration (FDA) to move towards a clinical trial program in the USA.. The development of a product under the scrutiny of the FDA adds considerably to shareholder value as the US market is the world's largest market and is of clear value to future commercial partners.

Directors' Report

for the year ended 30 June 2008

The implementation of this strategy is a text book approach to maximising long term shareholder value. Many smaller Australian biotech companies do not take this approach and instead concentrate their efforts in only meeting Australian standards. This approach often slows product development and commercial value, as such companies still need to go to the USA and satisfy the FDA requirements.

The value to shareholders is in the time to market and the Company's patent life. The quicker the product gets to market the greater will be the return to shareholders.

Current Clinical Trials

The Company currently has two clinical trials underway at two Australian hospitals.

Melanoma trial – A Phase I dose escalation trial involving intra-tumoural administration of CAVATAK™ to late stage melanoma patients. This is a 9 patient trial separated into 3 groups of 3 patients – a low dose, a medium dose and a high dose group. The first 2 groups of patients in this trial have completed the CAVATAK™ dosing schedule and the last group of three patients are currently being recruited. The dose to be received by the 3rd group of patients is 100 times that received by the first group of patients and this dose has the highest potential to demonstrate anti-tumoural activity.

Prostate, Breast and Melanoma trial – A Phase 1 dose escalation trial involving intravenous administration of CAVATAK™ to patients with late stage melanoma, breast or prostate cancer. In this trial 26 patients will be dosed with CAVATAK™. The first group of 2 patients have completed the study and recruitment is under way for the next group.

In both of the Phase I trials, an independent Data Safety Committee has been established to review the safety data of each group of patients before the next group of patients receives a higher dose. At the date of this report there have been no significant product related safety concerns and approval to proceed to higher dosing levels has been granted at each stage of the process.

Future Trials:

While development work is carried out in preparation of Phase II trials, the Company is investigating potential dosing extensions of the current trials and is in the process of establishing additional Phase I trials in other cancer indications than listed above. Australia is a very effective location to undertake Phase I clinical trials and the data we obtain from such humans clinical evaluation is of immense value to the Company.

- **Patents**:

Significant value was added to Company's Intellectual Property portfolio during the year with the granting of -

Directors' Report

for the year ended 30 June 2008

1) the company's core patent in the USA (7,361,354). This patent covers the Company's four Coxsackie A viruses (CVA 13, 15 18 and 21) to be used to destroy any cancer cell bearing the ICAM-1 receptor.
2) Notice of Allowance of a patent in Europe covering all Coxsackie A viruses to be used to destroy any cancer cell bearing the ICAM-1 receptor.

These patents significantly strengthen the company's intellectual property portfolio.

The Company's also received notice that a number of other patents granted during the year:

3) A second divisional patent was granted in Australia covering the treatment of prostate, breast and melanoma cancers using CVA 13,15 18 and 21 targeting cancer cells expressing the ICAM-1 receptor; and

4) A patent granted in Singapore and South Africa concerning the use of Echoviruses to destroy cancer cells bearing the integrin $\alpha2\beta1$.

A summary of the Company's patent portfolio is set out in the back of page 50-51 of this report.

- **Research and Development**

The Company's research and development activities continue to be one of the Company's great strengths. The Company has continued to make internationally recognised publications and presentations at international conferences. The science of the Company is highly respected internationally.

The extensive dedicated research facilities that the Company has access to at the University of Newcastle provides the Company with a leading edge research facility and related infrastructure that would cost many millions for this company to reproduce if the Company needed to acquire such facilities. The Research and development team consists of up to 12 researchers involved at the Newcastle facilities providing resources for virus manufacture, clinical trial bio-marker testing and basic oncolytic virus research.

- **International Research Collaboration**

The international collaboration to investigate the oncolytic action of CAVATAK™ on human brain cancers most commonly referred to as glioblastomas, Dr Guha (Co-Director and Senior Scientist at the Arthur and Sonia Labatt Brain Tumour Research Center, at the Hospital for Sick Children in Toronto) progressed to the second stage of the project during the year and continues to move forward.

The Company is also investigating potential additional significant international research collaborations.

Directors' Report

for the year ended 30 June 2008

- **Management**

The Company during the year added to its management team by the appointment of Mr Stephen Goodall as Chief Operating Officer. Stephen is based at the Company's Newcastle facilities and is responsible for day to day operations, GMP virus manufacture and FDA regulatory discussions.

With the addition of Stephen, all 4 core competencies required by the Company are addressed -

Dr Phillip Altman is responsible for Clinical Trials;
Associate Professor Darren Shafren is responsible for the development of the science and intellectual property;
Stephen Goodall is responsible for GMP virus production, FDA regulatory matters and day to day operations;
Bryan Dulhunty is responsible for Corporate, Finance and Management of the Company.

- **Investments**

CBio Limited

Viralytics Ltd owns 3.2% of the outstanding capital of CBio Limited. CBio Ltd is a public non-listed Company. Since June 2006 this investment was carried at a fair value of $3.6m ($3 per share). Based on a review of CBio's most recent public financial information (audited accounts as at 30 June 2007, subsequent publicly disclosed fund raising (December 2007) and taking into account the illiquid nature of the stock the directors have assessed the fair value to be $1.00 per share. This reassessment of the fair value reversed a previous unrealised gain. CBio is developing the product Cpn10 for the potential treatment of a range of inflammatory diseases. For further information please refer to the CBio website www.cbio.com.au

InJet Digital Aerosols Limited (IDAL)

Viralytics owns 44.9% of the outstanding capital of IDAL. IDAL is a public non-listed company. It has a patent portfolio which is licensed to Canon Inc for the purposes of commercialisation of this technology. During the period Viralytics interest in IDAL was reduced from 45.3% as a result of a placement of shares at 15 cents raising $599k. Following this placement IDAL had 457,466,081 shares on issue. The Company is required to equity account IDAL and this has resulted in this investment being carried at Nil value. For further information please refer to the IDAL website www.injet.com.au

Analytica Limited.

At the beginning of the year, Viralytics Ltd owned 22.1% (43,520,226 shares) of the issued capital of Analytica Ltd. The carrying (and market) value as at the 30 June 2007 was $696,324. During the year all the shares owned by the Company were sold. The net proceeds amounted to $897,600 resulting in a profit on disposal of $201,276.

Directors' Report

for the year ended 30 June 2008

SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS

All significant changes in the state of affairs of the company which occurred during the financial year are discussed in the Review of Operations section of this report.

LIKELY DEVELOPMENTS AND LIKELY RESULTS

The Company's strategic plan is a continuation and development of its clinical trial and research program. At a commercially appropriate time the Company's aim is to enter into a development and licensing agreement with a large pharmaceutical company.

MATTERS SUBSEQUENT TO THE END OF THE FINANCIAL YEAR

No matter or circumstance has arisen since the end of the financial year which would significantly affect or may significantly affect the operations of the economic entity, the results of those operations or the state of affairs of the Company in subsequent financial years.

ENVIRONMENTAL ISSUES

The Company's operations are not subject to significant environmental regulation under the laws of the Commonwealth and State.

PROCEEDINGS ON BEHALF OF COMPANY

No person has applied for leave of court to bring proceedings on behalf of the Company or intervene in any proceedings to which the company is a party for the purpose of taking responsibility on behalf of the company for all or any part of those proceedings

The company was not a party to any such proceedings during the year.

DIVIDENDS

No dividends were paid and the directors did not recommend a dividend to be paid.

SHARE CAPITAL AND OTHER EQUITY SECURITIES

All changes to the capital structure, including options during the year are set out in Note 12 – Issued Capital.

CORPORATE STRUCTURE

The Company is limited by shares and is incorporated and domiciled in Australia.

MEETINGS OF DIRECTORS

During the financial year, 13 meetings of Directors were held. Attendances by each director during the year were as follows:

Directors' Report
for the year ended 30 June 2008

	Directors' Meetings Eligible to attend	Directors' Meetings attended
Mr Bryan Dulhunty (Executive Chairman)	13	13
Assoc. Professor Darren Shafren	13	13
Dr Phillip Altman	13	13
Mr Nadaisan Logaraj (resigned 26 November 2007)	4	4

DIRECTORS' QUALIFICATIONS AND EXPERIENCE

Details of the Company's directors in office at the date of this report are as follows:

Mr Bryan Dulhunty BEc CA - Executive Chairman

Mr Dulhunty is a Chartered Accountant with over 30 years experience. Mr Dulhunty has been involved in the biotechnology industry for over 13 years in both listed and non-listed public companies at a senior level. Mr Dulhunty formed CoSA Pty Ltd in 2000 to provide financial management and financial assurance to biotech companies. This involvement in biotech companies resulted in the appointment of Mr Dulhunty to a number of Board and senior management consultant roles within the biotech industry. In the last 3 years Mr Dulhunty was a director of the listed entity Analytica Limited, resigning in December 2005.

Mr Dulhunty's prior experience was with a major international accounting firm and one of the world's largest international companies.

Assoc. Professor Darren Shafren B.Sc (Hons I) Ph.D - Non-Executive Director

Associate Professor Darren Shafren (BSc Hons I, PhD) is Associate Professor of Virology in the Faculty of Health, The University of Newcastle with over 20 years experience in basic and molecular virology. Dr Shafren was the founding inventor of the ViroTarg oncolytic virus technology to which Viralytics secured a worldwide license and whose intellectual property has now been fully assigned to Viralytics Ltd. Dr Shafren is a regular publisher in international peer review journals.

Dr Phillip Altman B.Sc (Hons) M.Sc Ph.D – Executive Director: Clinical and Regulatory Affairs

Dr Altman is a well known Australian authority on clinical trials and regulatory affairs with more than 30 years experience in clinical research and regulatory affairs. He is a graduate of Sydney University with an Honours degree in Pharmacy, Master of Science and Doctor of Philosophy (pharmacology and pharmaceutical chemistry) degrees. He also co-founded and is a Life Member of the largest professional body of pharmaceutical industry scientists involved in clinical research and regulatory affairs (Association of Regulatory and Clinical Scientists to the Australian Pharmaceutical Industry Ltd – ARCS). As well as working in senior management positions for several multinational companies including Merrell-Dow, Hoechst, Roussel and GD Searle, Dr

Directors' Report
for the year ended 30 June 2008

Altman established his own company, Pharmaco Pty Ltd, one of the first contract research organizations (CRO's) where he served as a Senior Industry Consultant.

REMUNERATION REPORT

This report details the nature and amount of remuneration for each director of Viralytics Ltd and for the executives receiving the highest remuneration.

Remuneration Policy

The Company's policy for determining the nature and amount of emoluments of board members and senior executives of the Company is to pay market rates which are commensurate with their responsibilities and their time and commitment. The policy has been designed to attract and retain talented executives with the superior skills needed to grow an early stage research and development company into a significant international company.

Directors

The directors of Viralytics Ltd at any time during the financial year were Mr Bryan Dulhunty (Executive Chairman appointed 10 April 2006), Associate Professor Darren Shafren (Non-Executive Director appointed 14 December 2004), Dr Phillip Altman (Executive Director appointed 12 July 2007) and Mr Nadaisan Logaraj (Non-Executive Director resigned 26 November 2007).

Director Remuneration

The nature and scale of the company's research, development and commercialisation, demands that the Company has access to a wide range of highly specialised skills as and when needed. It is not feasible to employ all required skills on a full time basis. Accordingly, the structure of the company has been designed to address these varying needs by retaining a small group of senior executives and calling upon the specialists as and when required.

This structure results in a Board where all directors are called upon to contribute to a far greater extent than would normally be required of a general small independent Board. The directors' remuneration structure is set out below.

Details of Directors Remuneration for the year ended 30 June 2008:

	Short-Term Benefits		Post Employment	Share-based Payment	Total
	Directors fees and Salary	Consulting (iii)	Superannuation	Options (v)	
Directors	$	$	$	$	$
Mr. B Dulhunty (i)	213,333	-	19,200	-	232,533

Directors' Report

for the year ended 30 June 2008

Details of Directors Remuneration for the year ended 30 June 2008 (continued)

	Short-Term Benefits		Post Employment	Share-based Payment	Total
	Directors fees and Salary	Consulting (iii)	Superannuation	Options (v)	
Directors	$	$	$	$	$
Assoc Prof D Shafren (ii)	16,667	-	1,500	-	18,167
Dr P Altman (iii)	48,573	117,409	4,372	-	170,354
Mr. N Logaraj (iv)	-	-	-	-	-
Total	**278,573**	**117,409**	**25,072**	**-**	**421,054**

Details of Directors compensation for the year ended 30 June 2007:

	Short-Term Benefits		Post Employment	Share-based Payment	Total
	Directors fees and Salary	Consulting	Superannuation	Options (v)	
Directors	$	$	$	$	$
Mr. B Dulhunty (i)	147,917	-	13,312	-	161,229
Assoc Prof D Shafren (ii)	50,000	-	4,500	-	54,500
Mr. N Logaraj (iv)	-	-	-	-	-
Dr. D Feeney	41,667	-	3,750	-	45,417
Total	**239,584**	**-**	**21,562**	**-**	**261,146**

i) Mr. Bryan Dulhunty (Executive Chairman): Prior to his appointment as Executive Chairman on 10 April 2006, Mr. Dulhunty provided his services through CoSA Pty Ltd based on a commercial hourly fee. On 1 December 2006 Mr. Dulhunty entered into an Executive Employment Agreement with the Company and since that date has been an employee of the company. Refer to Note 20 related party transactions.

ii) Associate Professor Darren Shafren: Dr Shafren's services are provided as a consultant from Newcastle Innovations Limited (a company controlled by The University of Newcastle) to the Company as part of the ongoing research and development contract that the Company has with Newcastle Innovations. Refer to Note 20 related party transactions.

iii) Dr Phillip Altman: Dr Phillip Altman is a Director of Altman Biomedical Consulting Pty Ltd. Altman Biomedical Consulting Pty Ltd provides consulting services to this Company which amounted to a total of $117,409 during the year.

Directors' Report

for the year ended 30 June 2008

iv) Mr Nadaisan Logaraj: Mr Nadaisan Logaraj resigned as a director 26 November 2007. Mr. Logaraj at the time was a senior executive of Ozean Partners Ltd. Mr. Logaraj stated has stated that he was not a Director or Officer of this Company and any fees earned by Mr. Logaraj are accountable to this Company. As such Mr. Logaraj elected not to take directors fees. For Mr. Logaraj's role as head of the Commercialisation Board, Ozean Partners Ltd was paid $36,333 during the year ended 30 June 2008.. Mr. Logaraj resigned as a Director of the Company on 26 November 2007.

v) Refer below to the section titled **Options Issued as Remuneration to a director** reference i) and ii).

Company Executives

During the year ended 30 June 2008, the Company employed one non director senior management officer. There were no non-director senior management officers in the prior year.

Details of Executives Remuneration for the year ended 30 June 2008:

	Short-Term Benefits		Post Employment	Share-based Payment	Total
Senior Executives	Cash Salary $	Consulting $	Superannuation $	Options (v) $	$
Mr Stephen Goodall	73,125		6,581		79,106
Total	**73,125**		**6,581**		**79,106**

Options Issued as Remuneration to a director:
The deemed value of options granted are as follows:

Key Management Person	Number Granted	Value of options granted (i) (ii) $	% of remuneration	Exercise price $	Expiry date
2008					
Dr Phillip Altman (i)	250,000	-	-	0.20	30 June 2009
Dr Phillip Altman (i)	250,000	-	-	0.25	30 June 2010
Dr Phillip Altman (i)	250,000	-	-	0.30	30 June 2011
2007					
DFCT Pty Ltd (ii)	750,000	-	-	0.30	5 Dec 2013
DFCT Pty Ltd (ii)	500,000	-	-	0.35	5 Dec 2013
DFCT Pty Ltd (ii)	750,000	-	-	0.40	5 Dec 2013

Directors' Report

for the year ended 30 June 2008

(i) Dr Phillip Altman, a Director of Viralytics Limited, was granted 750,000 options at the Annual General Meeting of the Company held on 27 November 2007. A third of these options vests during the financial years 30th June 2009, 2010, and 2011 at exercise prices of 20 cents, 25 cents and 30 cents respectively. The deemed value of options granted, based on the valuation model detailed above has resulted in zero value. The accounting standards require the calculation of the deemed value of options to be based on the period of time between the grant date of the options and their vesting date. As a result the full deemed value of these options is reflected in each year's disclosure. Deemed value of options has been calculated in accordance with ASIC recommendations. The value of the options is based on the deemed value of options on the grant date and have been valued using the Australian Taxation Office (ATO) valuation (which is similar to the Black-Scholes methodology) which is a function of the current value of the underlying shares the subject of the option, the exercise price of the option and the exercise period. The value calculated is also based on a number of assumptions including the volatility of the underlying share price, the risk free interest rate, expected dividends on the underlying share, current market price of the underlying share and the expected life of the option

(ii) DFCT Pty Ltd is an entity related to Mr. B Dulhunty. The deemed value of options granted, based on the valuation model detailed above has resulted in zero value.

Exercise of options during the year ended 30 June 2008

During the year ended 30 June 2008 no current or former directors converted previously issued options into shares.

Directors' relevant interests in securities during the year and at the date of this report are as follows:

(a) Ordinary Shares	Balance 01/07/07	Shares Disposed	Shares Acquired	Options exercised	Balance 30/6/08
DFCT Pty Ltd (i)	1,125,000	-	62,500		1,187,500
Assoc Prof D Shafren	1,024,000	-	62,500	-	1,086,500
Total	2,149,000	-	125,000		2,274,000

Directors' Report

for the year ended 30 June 2008

Directors' relevant interests in securities during the year and at the date of this report are as follows continued

(b) Non-Listed Option Holdings	Opening Balance 01/07/07	Issued during year	Exercised during year	Expired during year	Closing Balance 30/06/08	Expiry Date	Exercise Price
Assoc Prof D Shafren	2,000,000	-	-	-	2,000,000	18 Nov 09	$0.1924
DFCT Pty Ltd (i)	-	750,000	-	-	750,000	5 Dec 13	$0.30
DFCT Pty Ltd (i)	-	500,000	-	-	500,000	5 Dec 13	$0.35
DFCT Pty Ltd (i)	-	750,000	-	-	750,000	5 Dec 13	$0.40
Dr Phillip Altman		250,000	-	-	250,000	30 June 09	$0.20
Dr Phillip Altman		250,000	-	-	250,000	30 June 10	$0.25
Dr Phillip Altman		250,000	-	-	250,000	30 June 11	$0.30
Total	2,000,000	2,750,000	-	-	4,750,000		

(i) An entity associated with Mr. B Dulhunty.

DIRECTORS' AND AUDITORS' INDEMNIFICATION

The Company has Directors and Officers Liability Insurance. The policy indemnifies the Company for the wrongful act of a Director or Officer and reimburses the Company in respect of legal expenses incurred by Directors and Officers in the successful defence of actions.

DIRECTORS' INTEREST AND BENEFITS

No director has since or during the financial year received or become entitled to receive a benefit (other than a benefit included in the aggregate amount of emoluments received or due and receivable by directors shown in the accounts or received as the fixed salary of a full time employee of the economic entity) by reason of a contract made with the Director, with a firm of which he is a member, or with an entity in which he has a substantial financial interest by the Company of an entity that the Company controlled, or a body corporate that was related to the Company when the contract was made or when the director received or became entitled to receive the benefit.

NON-AUDIT SERVICES

Taxation compliance services were provided by Bentley's Brisbane Partnership during the financial year and the fees were $7,312 for the services.

The directors are satisfied that the non-audit services provided did not compromise the independence of the external auditors.

Directors' Report

for the year ended 30 June 2008

AUDITOR'S INDEPENDENCE DECLARATION

The auditor's independence declaration for the year ended 30 June 2008 has been received and can be found on page 17.

Signed in accordance with a resolution of the Directors

Bryan Dulhunty
Executive Chairman
Dated: 4th September 2008

Corporate Governance Statement

for the year ended 30 June 2008

The Board is committed to achieving and demonstrating the highest standards of corporate governance. The Board guides and monitors the Company's activities on behalf of shareholders. In developing policies and setting standards the Board considers the ASX Corporate Governance Council Corporate *Governance Principles and Recommendations.* This Council however states that these recommendations are not prescriptions, they are guidelines. If a Company considers that a recommendation is inappropriate to its particular circumstances it has the flexibility not to adopt the recommendation providing it explains why it has not adopted the recommendations.

There are a number of recommendations that the directors have chosen not to adopt and the reasons for not adopting those recommendations are set out below.

Board Role and Composition

- **Independence of Board members**: The composition of the Board is regularly reviewed to ensure that is has the requisite skills for the Company's stage of development. The structure of the Board is driven by the need to assemble a group of people with integrity and who have the experience and skills needed to govern the business and who's mix of personalities auger well for collaboration and the ability to reach decisions while having a variety of views. This means while the Board does not have a majority of independent directors as recommended by the ASX Corporate Governance Council guidelines, the structure does enable the Company to focus appropriate management skills on all issues facing the Company as efficiently as possible.

  At the date of this report the Board comprised three directors.

  Mr. Bryan Dulhunty (Executive Chairman) is responsible for the corporate and financial activities of the company. Mr. Dulhunty is not deemed independent due to his role as Executive Director.

  Associate Professor Darren Shafren (Executive Director) was the inventor of the Company's intellectual property and is responsible for the research and development of the Company's core technology. He is deemed not to be independent due to his relationship with the University of Newcastle which undertakes the research on behalf of the company.

  Dr Phillip Altman (Executive Director) is director of clinical and regulatory affairs and is responsible for the Company's clinical trial program. He is not deemed independent due to his role as an Executive Director.

  The performance of each director/executive is reviewed annually by all directors independently of the individual. The Chairman then reviews and discusses their respective performance with the individual concerned. The Board has not conducted a formal annual performance review this financial year as the Board was significantly restructured during the year to meet the requisite skill bases identified above.

Corporate Governance Statement

for the year ended 30 June 2008

All directors have the right to seek independent professional advice at the Company's expense in the furtherance of their duties as directors. Approval must be obtained from the Executive Chairman prior to incurring any expense on behalf of the Company.

Sub-Committees: Due to the Board's size and structure the Company has not established Nomination, Remunerations, Risk Assessment or Audit Committees. The directors believe performance of these sub-committees duties are more effectively dealt with by the main board.

Risk identification: The Board recognizes it is ultimately responsible for risk identification. The major risk areas for the Company and how they are managed are:

1) Intellectual Property risk: The Board receives each month a full independent report from the Company's IP lawyers on all areas of the Company's IP.
2) Financial Management risk: The Board reviews and discusses detailed financial accounts monthly and meets directly with the auditors during the year to discuss the financial accounts.
3) Scientific risk: The Board has established a Scientific Advisory Board. This Committee meets regularly throughout the year with both the researchers and Board members to discuss the state of scientific development. The Scientific Advisory Board then makes written recommendations to the Board.

Board Remuneration Policy: The board policy is to remunerate non-executive directors at market rates for comparable companies for time, commitment and responsibilities. The Executive Chairman in consultation with independent advisors determines payments to the non-executive directors and reviews their remuneration annually, based on market practice, duties and accountability. The maximum aggregate amount of fees that can be paid to non-executive directors is subject to approval by shareholders at the Annual General Meeting. Fees for non-executive directors are not linked to the performance of the Company. However, to align directors' interests with shareholder interests, the directors are encouraged to hold shares in the company.

Trading policy: The Company's policy regarding directors and employees trading in its securities is set by the Board. The policy restricts directors and employees from acting on material information until it has been released to the market and adequate time has been given for this to be reflected in the securities price.

Other Information: Further information relating to the company's corporate governance practices and policies has been made available on the company's website.

Auditor's Independence Declaration

For the year ended 30 June 2008

AUDITOR'S INDEPENDENCE DECLARATION
UNDER SECTION 307C OF THE CORPORATIONS ACT 2001
TO THE DIRECTORS OF VIRALYTICS LTD

I declare that, to the best of my knowledge and belief, during the year ended 30 June 2008 there have been:

(i) no contraventions of the auditor independence requirements as set out in the *Corporations Act 2001* in relation to the audit; and

(ii) no contraventions of any applicable code of professional conduct in relation to the audit.

Bentleys
Brisbane Partnership
Chartered Accountants

PM Power
Partner

4th September 2008
Brisbane

Income Statement

for the year ended 30 June 2008

	Note	2008	2007
		$	$
Other revenue	2a	153,650	522,269
Profit on Sale of Investments	2a	201,277	-
Total Income		**354,927**	**522,269**
Research and development costs:			
- Clinical trials		232,871	117,924
- Research and Production of virus		1,604,805	1,732,380
Patents and related costs		305,741	348,491
Finance costs - other persons		6,916	4,986
Amortisation of intangibles		382,356	303,527
Diminution in value of financial assets			
– Investment in Analytica Ltd		-	303,788
Depreciation		139,336	158,333
Employee costs		761,982	519,086
Consultant costs		75,834	377,954
Administration costs		526,211	626,212
Total Expenses		**4,036,052**	**4,492,681**
Share of net losses of associates accounted for using the equity method			
- InJet Digital Aerosols Ltd		-	(130,000)
- Analytica Ltd		-	(95,178)
(Loss) from ordinary activities before income tax		**(3,681,125)**	**(4,195,590)**
Income tax expense	3	-	-
(Loss) from ordinary activities after income tax		**(3,681,125)**	**(4,195,590)**
Basic (Loss) cents per share	4	(1.4)	(1.8)
Diluted (Loss) cents per share	4	(1.4)	(1.8)

The accompanying notes form part of these financial statements.

Balance Sheet

as at 30 June 2008

	Note	2008	2007
		$	$
Current Assets			
Cash and cash equivalents	5	2,847,258	1,881,243
Trade and Other Receivables	6a	131,995	566,846
Total Current Assets		**2,979,253**	**2,448,089**
Non-Current Assets			
Security Deposits	6b	16,500	16,500
Plant and equipment	7	313,118	441,409
Financial assets	8	1,200,000	4,296,324
Investments accounted for using the equity method	9	-	-
Intangible assets	10	4,667,174	5,049,530
Total Non-Current Assets		**6,196,792**	**9,803,763**
Total Assets		**9,176,045**	**12,251,852**
Current Liabilities			
Trade and other payables	11	481,595	555,988
Total Current Liabilities		**481,595**	**555,988**
Total Liabilities		**481,595**	**555,988**
Net Assets		**8,694,450**	**11,695,864**
Equity			
Issued Capital	12	42,997,901	39,918,189
Reserves	13	1,104,000	3,504,000
Retained earnings		(35,407,451)	(31,726,325)
		8,694,450	**11,695,864**

The accompanying notes form part of these financial statements.

Statement of Changes In Equity

for the year ended 30 June 2008

	Note	2008	2007
Share Capital		**$**	**$**
Balance at beginning of year		39,918,189	33,560,029
Shares issued to acquire Intellectual property		-	2,207,200
Exercise of options		-	445,200
Issue of share capital		3,230,000	4,036,655
Cost of capital raising		(150,288)	(330,895)
Balance at the end of year	12	**42,997,901**	**39,918,189**
Accumulated Losses			
Balance at beginning of year		(31,726,325)	(27,530,735)
Loss for the year		(3,681,126)	(4,195,590)
Balance at the end of the year		**(35,407,451)**	**(31,726,325)**
Reserves			
Balance at beginning of year		3,504,000	3,504,000
Unrealised gain (loss) on investment		(2,400,000)	-
Balance at the end of year	13	**1,104,000**	**3,504,000**

The accompanying notes form part of these financial statements.

Cash Flow Statement

for the year ended 30 June 2008

	Note	2008 $	2007 $
Cash Flows from Operating Activities			
Payments to suppliers and employees		(3,497,256)	(3,497,488)
Interest received		153,650	162,796
Finance Costs		(6,916)	(4,986)
R&D Tax Concession		357,269	-
Net cash (used in) operating activities	15	**(2,993,253)**	**(3,339,678)**
Cash Flows from Investing Activities			
Investment in non-listed entity	9a	-	(130,000)
Proceeds from disposal of Investment in Analytica Limited		897,600	55,321
Acquisition of IP		-	(2,000,000)
Security deposit		-	39,799
Proceeds from sale of equipment		-	654
Purchase of equipment		(18,044)	(43,911)
Net cash (used in) investing activities		**879,556**	**(2,078,137)**
Cash Flows from Financing Activities			
Proceeds - issue of shares		3,230,000	4,460,509
Costs of fund raising		(150,288)	(518,672)
Net cash provided by financing activities		**3,079,712**	**3,941,837**
Net (decrease)/ increase in cash held		**966,015**	**(1,475,978)**
Cash at the beginning of the financial year		1,881,243	3,357,221
Closing cash at the end of the financial year	5	**2,847,258**	**1,881,243**

The accompanying notes form part of these financial statements

Notes to the Financial Statements

for the year ended 30 June 2008

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

This financial report is a general-purpose financial report that has been prepared in accordance with Australian Accounting Standards, including Australian Accounting Interpretations, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001.

The financial report covers Viralytics Ltd. Viralytics Ltd is a listed public company, incorporated and domiciled in Australia.

During the year ended 30th June 2008, the Company's subsidiaries, MS Therapeutics Pty Ltd, Medical Innovations Ltd and Diagnostics Australia Pty Ltd were deregistered. Accordingly, these accounts are no longer prepared on a consolidated basis. As these companies were dormant and held no assets and liabilities, Parent Entity figures (inclusive of equity accounting for investments in associated entities) have been used for comparison purposes.

The financial report of Viralytics Ltd complies with all International Financial Reporting Standards (IFRS) in their entirety.

The following is a summary of the material accounting policies adopted by Viralytics Ltd in the preparation of the financial report. The accounting policies have been consistently applied unless otherwise stated.

Basis of Preparation

The accounting policies set out below have been consistently applied to all years presented.

Reporting Basis and Conventions

The financial report has been prepared on the accruals basis and is based on historical costs modified by the revaluation of selected non-current assets, financial assets and financial liabilities for which the fair value basis of accounting has been applied.

Going Concern

The financial report for the year ended 30 June 2008 is prepared on a going concern basis. If additional funding is needed the Company may be able to realise its investments or it may be able to raise additional funds from the equity markets.

The directors believe they have access to sufficient funds to satisfy creditors as and when they fall due.

However, if forecast costs and revenues are not met then the company may be unable to continue as a going concern. No adjustments have been made relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the company not continue as a going concern.

Notes to the Financial Statements

for the year ended 30 June 2008

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES continued

Accounting Policies

a) Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts.

b) Financial Instruments

- Recognition

Financial Instruments are initially measured at cost on trade date, which includes transaction costs, when the related contractual rights or obligations exist. Subsequent to initial recognition these instruments are measured as set out below.

- Financial Assets at fair value through profit and loss

A financial asset is classified in this category if acquired principally for the purpose of selling in the short term, or if so designated by management and within the requirements of AASB139: Recognition and Measurement of Financial Instruments. Realised and unrealised gains and losses arising from changes in the fair value of these assets are included in the income statement in the period in which they arise.

- Loans and Receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are stated at amortised cost using the effective interest rate method.

- Available-For-Sale Financial Assets

Available-for-sale financial assets are reflected at fair value. Unrealised gains and losses arising from changes in fair value are taken directly to equity.

c) Impairment of Assets

At each reporting date, the Company reviews the carrying values of its tangible and intangible assets to determine whether there is any indication that those assets have been impaired. If such an indication exists, the recoverable amount of the asset, being the higher of the asset's fair value less costs to sell and value in use, is compared to the asset's carrying value. Any excess of the asset's carrying value over its recoverable amount is expensed to the income statement.

Impairment testing is performed annually for goodwill and intangible assets with indefinite lives.

Notes to the Financial Statements

for the year ended 30 June 2008

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES continued

Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

d) Plant and Equipment

Each class of plant and equipment is carried at cost less depreciation and impairment losses.

The carrying amount of plant and equipment is reviewed annually by directors to ensure it is not in excess of the recoverable amount from these assets. The recoverable amount is assessed on the basis of the expected net cash flows that will be received from the asset's employment and subsequent disposal. The expected net cash flows have been discounted to their current values in determining recoverable amounts.

Depreciation is provided on a straight-line basis over their useful lives on all plant and equipment. The major depreciation periods are:

Computer Equipment: 2-3 years, Furniture & Fittings: 5 years

The assets residual value and useful lives are reviewed and adjusted if appropriate, at each balance sheet date.

An asset's carrying value is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposal are determined by comparing proceeds with the carrying amounts. These gains and losses are included in the income statement. When revalued assets are sold, amounts included in the revaluation reserve relating to that asset are transferred to retained earnings.

e) Investments in Associates

Investments in associate companies are recognised in the financial statements by applying the equity method of accounting. The equity method of accounting recognises the company's share of post-acquisition reserves of its associates.

f) Intangible Assets

Patents

Patents are recognised at the cost of acquisition. Patents have a finite life and are carried at cost less any accumulated amortisation and any impairment losses. Patents are amortised over their useful lives of 15-20 years. Amounts incurred in acquiring and extending patents are expensed as incurred, except to the extent such costs are expected beyond any reasonable doubt to be recoverable.

Notes to the Financial Statements

for the year ended 30 June 2008

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES continued

f) Intangible Assets - Patents continued

Intellectual Property - Virotarg License

Intellectual property has been brought to account at cost of acquisition. The Virotarg license was originally to be written off over the license period (two years) ending November 2006.

In December 2006, the intellectual property included under the license agreement was assigned to Viralytics Ltd. The licensing agreement was consequently terminated. The acquired patents (previously the subject of the license) are being written off over the life of the shortest patent (14 years). This amortization change was made effective 1 July 2006.

g) Employee Benefits

Provision is made for the Company's liability for employee benefits arising from services rendered by employees to balance date. Employee benefits that are expected to be settled within one year have been measured at the amounts that are expected to be paid when the liability is settled, plus related on-costs. Employee benefits payable later than one year have been measured at the present value of expected future cash outflows to be made for those benefits.

h) Provisions

Provisions are recognised when the Company has a legal or constructive obligation, as a result of past events, for which it is probable that an outflow of economic benefits will result and that outflow can be reliably measured.

i) Revenue Recognition

Revenue from the sale of goods is recognised when goods are delivered to customers. Revenue from the rendering of a service is recognised upon the delivery of services.

Interest revenue is recognised on a proportional basis taking into account the interest rates applicable to the financial assets.

Dividend revenue is recognised when the right to receive a dividend has been established.

All revenue is stated net of the amount of goods and services tax (GST).

j) Research and Development Expenditure

Amounts incurred on research and development activities are expensed as incurred, except to the extent that such costs are expected beyond any reasonable doubt to be recoverable.

Notes to the Financial Statements

for the year ended 30 June 2008

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES continued

k) Income Taxes

The charge for current income tax expense is based on the profit for the year adjusted for any non-assessable or disallowed items. It is calculated using tax rates that have been enacted or are substantially enacted by the balance sheet date.

Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. No deferred income tax will be recognised from the initial recognition of an asset or liability, excluding a business combination, where there is no effect on accounting or taxable profit or loss.

Deferred tax is calculated at the tax rates that are expected to apply to the period when the asset is realised or liability is settled. Deferred tax is credited in the income statement except when it relates to items that may be credited directly to equity in which case the deferred tax is adjusted directly against equity.

Deferred income tax assets are recognised to the extent that it is probable that future tax profits will be available against which deductible temporary differences can be utilised.

The amount of benefits brought to account or which may be realised in the future is based on the assumption that no adverse change will occur in income taxation legislation and the anticipation that the economic entity will derive sufficient future assessable income to enable the benefit to be realised and comply with the conditions of deductibility imposed by the law.

l) Goods and Services Tax

Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST) except where the amount of GST incurred is not recoverable from the taxation authority, it is recognised as part of the cost of acquisition of an asset or as part of an item of expense.

Cash flows are included in the Cash Flow Statement on a gross basis except for the GST component of investing and financing activities, which are disclosed as operating cash flows.

m) Comparative Figures

Where required by Accounting Standards comparative information has been adjusted to conform with changes in presentation for the current year.

Notes to the Financial Statements

for the year ended 30 June 2008

2. PROFIT/LOSS) FROM ORDINARY ACTIVITIES

	2008 $	2007 $
Profit/(Loss) from ordinary activities before income tax has been determined after		
a) Other Revenue:		
R & D Tax Concession	-	357,269
Interest received	153,650	162,796
Profit on Sale of Investments	201,277	-
Other	-	2,204
	354,927	522,269
b) Expenses		
Remuneration of the auditor of the parent entity		
- auditing and reviewing the financial reports	27,609	24,300
- other services	7,312	-
	34,921	24,300
c) Loss on disposal of plant and equipment	6,999	-

3. INCOME TAX

	2008 $	2007 $
The prima facie tax on the (loss) from ordinary activities before income tax is reconciled to the income tax as follows		
Prima facie tax payable on profit/(loss) from ordinary activities before income tax at 30%	(1,104,338)	(1,258,677)
Add Tax effect of:		
- non- deductible legal fees	2,997	1,528
- entertainment	1,575	-
- non-deductible diminution in value of investments	562,883	91,136
- non-deductible amortization of intellectual property	114,707	91,058
- non-deductible share of equity accounted losses	-	67,554
Future Income tax benefit (recognized)/ not recognized	422,176	1,007,401
Income tax benefit attributable to loss from ordinary activities before income tax	-	-

Franking Account – Nil (2007: Nil)

Notes to the Financial Statements

for the year ended 30 June 2008

3. INCOME TAX continued

The directors estimate the potential future income tax benefit at 30 June 2008 in respect of tax losses not brought to account for the company is ($17,692,287).

This benefit for tax losses will only be obtained if:

(i) the company derives future assessable income of a nature and of an amount sufficient to enable the benefit from deductions for the losses to be realised;
(ii) the company continues to comply with the conditions for deductibility imposed by tax legislation; and
(iii) no changes in tax legislation adversely affect the company in realising the benefit from the deductions for the losses.

	2008	2007
	$	$
4. EARNINGS PER SHARE	**cents**	**cents**
Basic earnings (loss) cents per share	(1.4)	(1.8)
Diluted earnings (loss) cents per share	(1.4)	(1.8)
Income and share data used in the calculations of basic and diluted earnings per share		
Net Profit/(Loss)	(3,681,125)	(4,195,590)
	Number	**Number**
Weighted average number of ordinary shares on issue in the calculation of basic earnings per share	260,546,299	228,538,573
Effect of dilutive securities	13,330,822	13,199,781
Adjusted weighted average number of Ordinary shares and potential ordinary shares used in calculating diluted earnings per share (i)	273,877,121	241,738,354

(i) The potential conversion of share options would give rise to potential ordinary shares of 13,330,822. These potential ordinary shares have not been taken into account when calculating the diluted loss per share due to their anti dilutive nature.

5. CASH AND CASH EQUIVALENTS		
Cash at bank and in hand	2,847,258	37,495
Short-term bank deposits	-	1,843,748
	2,847,258	**1,881,243**

Notes to the Financial Statements

for the year ended 30 June 2008

	2008 $	2007 $
6. TRADE AND OTHER RECEIVABLES		
a) Current		
Prepayments	69,615	145,838
GST Receivable	62,380	63,739
R & D Tax Concession	-	357,269
	131,995	**566,846**
b)Non-Current		
Security Deposit	**16,500**	**16,500**
7. PLANT AND EQUIPMENT		
Plant & Equipment - at Cost	845,234	836,873
Accumulated Depreciation	(532,116)	(395,464)
	313,118	**441,409**
Movements in Carrying Amounts		
Movements in the carrying amounts at the beginning and end of the current and previous year:		
Balance at beginning of period	441,409	565,571
Additions	18,044	43,912
Disposals at WDV	(6,999)	(9,741)
Depreciation expense	(139,336)	(158,333)
Balance at end of period	**313,118**	**441,409**
8. FINANCIAL ASSETS		
Available-for-sale financial assets	**1,200,000**	**4,296,324**
(a) Investment in unlisted entities at fair value:		
- CBio Ltd (i)	3,600,000	3,600,000
- CBio Ltd (i)–Reduction in fair value	(2,400,000)	-
	1,200,000	**3,600,000**

Notes to the Financial Statements

for the year ended 30 June 2008

8. FINANCIAL ASSETS continued

	2008	2007
	$	$
(b) Investment in listed entity at fair value:		
- Analytica Ltd (ii)		
Balance at beginning of year	696,324	2,778,396
Sale of Analytica Ltd shares at cost	(2,778,396)	-
Reversal of Impairment provision	2,082,072	-
Less: Impairment provision	-	(2,082,072)
Balance at end of year	-	**696,324**
Total available for sale financial assets	**1,200,000**	**4,296,324**

The Directors have reviewed the carrying value of the financial assets and believe they are stated at fair value.

(i) **CBio Limited:** Viralytics Ltd owns 3.2% of the outstanding capital of CBio Limited. CBio Ltd is a public non-listed Company. Since June 2006 this investment was carried at a fair value of $3.6m ($3 per share). Based on a review of CBio's most recent public financial information (audited accounts as at 30 June 2007), subsequent publicly disclosed fund raising (December 2007) and taking into account the illiquid nature of the stock the directors have assessed the fair value to be $1.00 per share. This reassessment of the fair value reversed a previous unrealised gain. CBio is developing the product CPN10 for the potential treatment of a range of inflammatory diseases. For further information please refer to the CBio website www.cbio.com.au

(ii) **Analytica Ltd:** At the beginning of the year, Viralytics owned 43,520,226 shares representing 22.1% of the issued capital of ALT. During the year, Viralytics sold down all of its shares in ALT. This sale netted an amount of $897,154 and as a consequence of reversing the related impairment provision, an accounting profit of $201,277 was earned. In the year ended 30 June 2007 Analytica Ltd was equity accounted up to 31 December 2006 at which time management influence ceased.

Notes to the Financial Statements

for the year ended 30 June 2008

9. INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

	2008 $	2007 $
InJet Digital Aerosols Ltd - Unlisted	-	-
(a) Movement in Investment accounted for using the equity method		
- InJet Digital Aerosols Ltd		
Balance at beginning of year (i)	-	-
Rights Issue entitlement	-	130,000
Less: Equity accounted losses of IDAL	-	(130,000)
Balance at end of year (i)	-	-
- InJet Digital Aerosols Inc		
Balance at beginning of year	-	-
Write-off of investment	-	(704,200)
Write back of provision due on liquidation of company	-	704,200
Balance at end of year (ii)	-	-
(b) Equity accounted losses of InJet Digital Aerosols Ltd (IDAL) are broken down as follows:		
Share of net (loss) after tax	-	(117,290)
Share of loss not taken up in prior period	-	(12,710)
Share of net (loss)	-	**(130,000)**
(c) Summarised presentation of aggregate assets, liabilities and performance of IDAL:		
Current Assets	-	65,696
Current liabilities	-	(127,654)
Net Assets	-	**(61,958)**

Notes to the Financial Statements

for the year ended 30 June 2008

9. INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD continued

	2008	2007
	$	$
(d) Accumulated losses attributable to IDAL:		
Balance at beginning of year	-	(500,000)
Share of net losses to extent of carrying value	-	(117,290)
Share of loss not taken up in prior period	-	(12,710)
Balance at end of year	-	**(630,000)**

Interests are held in the following associated companies:

Name	Country of Incorporation	Ownership Interest		Carrying amount of investment	
		2008	2007	2008	2007
Unlisted:		%	%	$	$
- InJet Digital Aerosols Ltd	Australia	44.9	45.3	-	-

(i) **InJet Digital Aerosols Ltd (IDAL)** (44.9% ownership interest) is an unlisted public company. IDAL has a license agreement with Canon Inc of Japan for its seven patent families. The agreement gives Canon worldwide exclusive rights to develop and commercialise the technology, for which IDAL has received an upfront payment and is entitled to royalties on future commercialisation of the product by Canon. Under the agreement, Canon is responsible for completing the development, clinical trialing and regulatory approval necessary to get the technology to market.

(ii) **InJet Digital Aerosols Inc** was liquidated on 22 June 2007.

Notes to the Financial Statements

for the year ended 30 June 2008

	2008	2007
	$	$
10. INTANGIBLE ASSETS		
Intellectual Property:		
Virotherapy Intellectual property (i)	8,510,800	8,510,800
Accumulated amortisation	(3,843,626)	(3,461,270)
	4,667,174	**5,049,530**
Movements In Intellectual Property:		
Balance at beginning of year	5,049,530	3,145,857
Issue of shares on assignment of IP under Virotarg agreement (15.5m shares at $0.1424 per share)	-	2,207,200
Less: Accumulated amortisation	(382,356)	(303,527)
Balance at end of year	**4,667,174**	**5,049,530**

(i) Acquisition of Intellectual Property – ViroTarg License Agreement

On 4 August 2004 Viralytics Ltd signed a worldwide license agreement with ViroTarg Pty Ltd and its major shareholders, The University of Newcastle Research Associates Ltd and SciCapital Pty Ltd. The license agreement covered the ongoing development of ViroTarg's technology relating to the use of oncolytic viruses ("Virotherapy") for the treatment of a range of different cancers. The license agreement provided for the outright acquisition of the Intellectual Property upon payment of $5m in cash and the issue of 22.5m shares over the period of the license. These milestone payments were converted during the year and the IP acquired outright.

The Virotherapy IP has been brought to account at cost of acquisition. The cost of the license was being written off over the license period (two years) ending November 2006. On acquisition of the Intellectual Property in December 2006, the licensing agreement came to an end and the value of the Intellectual Property is now being written off over the life of the shortest patent (14 years). This amortization change was made effective 1 July 2006.

	2008	2007
	$	$
11. TRADE & OTHER PAYABLES		
Current		
Trade payables	178,154	277,341
Other unsecured	303,441	278,647
	481,595	**555,988**

Notes to the Financial Statements

for the year ended 30 June 2008

12. ISSUED CAPITAL

		2008 $	2007 $	2008 Number	2007 Number
Fully Paid Ordinary shares	(a)	42,997,901	39,918,189	281,221,504	240,846,504
Unlisted Options					
- Employee	(b)			1,120.000	1,570,000
- Other	(c)			11,800,000	12,050,000
(a)Fully Paid Ordinary shares					
At the beginning of the reporting period		39,918,189	33,560,029	240,846,504	194,435,636
Shares Issued during the year:					
-Share Placement (i)		1,388,000	-	17,350,000	-
-Share Purchase Plan (ii)		1,842,000	-	23,025,000	-
- May 2006 Rights Issue (iii)		-	4,036,655	-	26,910,868
- Exercise of options		-	445,200	-	4,000,000
-ViroTarg license allotment (iv)		-	2,207,200	-	15,500,000
- Cost of fund raising		(150,288)	(330,895)		-
At the end of the reporting period		**42,997,901**	**39,918,189**	**281,221,504**	**240,846,504**

(i) $1,388,000 Share Placement – shares offered at 8.0cents.

(ii) Share Purchase Plan – shareholder's given the opportunity to purchase up to $5,000 of ordinary shares at 8.0 cents.

(iii) Non-Renounceable rights issue under Prospectus dated May 2006 at 15.0 cents.

(iv) Shares issued to ViroTarg under License Agreement dated 4th August 2004 at the volume weighted average price of ('VWAP') of $0.1424 in December 2006.

Terms and conditions of ordinary shares

Ordinary shares participate in dividends and the proceeds on winding up of the parent entity in proportion to the number of shares held. At shareholders meetings each ordinary share is entitled to one vote when a poll is called, otherwise each shareholder has one vote on a show of hands.

Notes to the Financial Statements

for the year ended 30 June 2008

12. ISSUED CAPITAL continued

	2008 Number	2007 Number
(b) Unlisted Options - Employee share scheme		
Movements in options issued under the employee share scheme during the year	-	-
Number at the beginning of the reporting period	1,570,000	1,570,000
Options expired during the year	(450,000)	-
Number at the end of the reporting period	**1,120,000**	**1,570,000**

Employee share scheme options – Date issued	Expiry date	Number of options	Exercise Price
31 August 1999	30 Aug 09	1,000,000	44.0 cents
18 April 2001	17 April 11	20,000	35.0 cents
11 September 2004	15 April 09	100,000	20.0 cents
Total on issue		**1,120,000**	

The employee share scheme options are issued on the following terms:

(a) each option entitles the participant to acquire an un-issued ordinary share in the Company;

(b) allocations of options will be limited to 15% of issued shares in the Company;

(c) options are unlisted and are not transferable;

(d) options not exercised within the prescribed period will lapse;

(e) each option has no voting or dividend rights; upon the exercise of the options, a participant will be entitled to receive any bonus issue shares which would have been received had the participant been a shareholder at the time of the bonus issue made *pro rata* to other shareholders. Where the Company raises capital by way of a *pro rata* rights issue to shareholders, there is a proportional adjustment made to the options price.

(c) Other Unlisted Options	2008 Number	2007 Number
Movements in options issued during the year		
Number at the beginning of the period	12,050,000	13,050,000
- Issued	750,000	4,000,000
- Exercised	-	(4,000,000)
- Lapsed	(1,000,000)	(1,000,000)
Number at the end of the reporting period	**11,800,000**	**12,050,000**

Notes to the Financial Statements

for the year ended 30 June 2008

12. ISSUED CAPITAL continued

Other Unlisted Options issued:

Expiry Date	Opening Balance	Issued during Year	Exercised during year	Expired during year	Closing Balance	Exercise Price
18 Nov 09	4,600,000	-	-	-	4,600,000	$0.1924
28 Dec 07	1,000,000	-	-	(1,000,000)	-	$0.1924
18 Nov 09	1,000,000	-	-	-	1,000,000	$0.30
18 Nov 09	1,000,000	-	-	-	1,000,000	$0.40
13 Jun 10	150,000	-	-	-	150,000	$0.25
13 Jun 10	150,000	-	-	-	150,000	$0.30
13 Jun 10	150,000	-	-	-	150,000	$0.40
5 Dec 13	750,000	-		-	750,000	$0.30
4 Apr 12	1,000,000	-	-	-	1,000,000	$0.30
4 Apr 12	1,000,000	-	-	-	1,000,000	$0.40
5 Dec 13	500,000	-	-	-	500,000	$0.35
5 Dec 13	750,000		-	-	750,000	$0.40
26 Nov 12 (f)		250,000	-	-	250,000	$0.20
26 Nov 12 (f)		250,000	-	-	250,000	$0.25
26 Nov 12 (f)		250,000	-	-	250,000	$0.30
	12,050,000	**750,000**	**-**	**(1,000,000)**	**11,800,000**	

The following terms and conditions apply to other options issued:

(a) options issued entitle the holder to acquire an unissued ordinary share in the Company;

(b) the options are unlisted and not transferable;

(c) options not exercised in the prescribed period will lapse;

(d) each option has no voting or dividend right;.

(e) all options issued were issued free of charge;

(f) At the Annual General Meeting held on 27th November 2007, shareholders granted to Dr Phillip Altman, a Director of Viralytics Limited 750,000 options. A third of these options vests during the financial years ending 30th June 2009, 2010 and 2011 at exercise prices of 20 cents, 25 cents and 30 cents respectively per option. All options have an expiry date of 26th November 2012.

If all unlisted options are exercised in accordance with their terms of issue, 12,920,000 shares would be issued (2007:13,620,000) and Contributed Equity would increase by $3.8m (2007: $3.5m).

Notes to the Financial Statements

for the year ended 30 June 2008

	2008	2007
	$	$
13.RESERVES		
Options reserve	1,104,000	1,104,000
Unrealised Gains reserve (i)	-	2,400,000
Total	**1,104,000**	**3,504,000**
Movements in Reserves:		
(i) Unrealised Gains reserve		
Balance at beginning of year	2,400,000	2,400,000
Unrealised gains on investment – Cbio Limited	(2,400,000)	-
Balance at end of year	**-**	**2,400,000**

Nature and purpose of Option reserve

The Options reserve records items recognized as an expense on payment of share-based consideration.

Nature and purpose of Unrealised Gains reserve

The Unrealised Gains reserve records unrealised gains arising from changes in the fair value of available-for-sale financial assets.

14. SEGMENT INFORMATION

Viralytics Ltd operates in only one business segment – biotechnology. The activities of the Company take place principally in Australia.

Notes to the Financial Statements

for the year ended 30 June 2008

15. CASH FLOW INFORMATION

(i) Reconciliation of Cash Flow from operations with loss from ordinary activities after income tax:

	2008	2007
	$	$
Net Cash Inflow/(Outflow) from Operating Activities	(2,993,253)	(3,339,678)
Non-Cash Items		
Depreciation and Amortisation	(521,692)	(461,860)
Loss on disposal of assets	(6,999)	(9,085)
Profit on disposal of investment	201,277	1,898
Share of loss of equity accounted associate	-	(225,178)
(Decrease)/increase in Receivables	(358,628)	132,001
Prepayments	(76,223)	(74,226)
(Increase)/decrease in accounts Payables	74,393	84,326
Provision for diminution of Investment	-	(303,788)
Loss from ordinary activities after Income Tax	**(3,681,125)**	**(4,195,590)**

(ii) Financing Facilities: At 30 June 2008 there were no credit standby arrangements or used or unused loan facilities.

16. CONTROLLED ENTITIES

Name	Country of Incorp-oration	% Owned		Contributions to Economic Entity Operating Profit/(Loss)	
		2008	2007	2008	2007
		%	%	$	$
Controlled entities and contribution to Economic Entity Loss:					
Viralytics Ltd	Australia			(3,681,125)	(3,970,412)
Equity Accounted Loss				-	(225,178)
Sub total				**(3,681,125)**	**(4,195,590)**

Notes to the Financial Statements

for the year ended 30 June 2008

16. CONTROLLED ENTITIES continued

Name	Country of Incorp-oration	% Owned		Contributions to Economic Entity Operating Profit/(Loss)	
		2008	2007	2008	2007
		%	%	$	$
Sub total carried forward				(3,681,125)	(4,195,590)
Wholly owned subsidiaries:					
- MS Therapeutics Pty Ltd	Australia	-	100	-	-
- Medical Innovations Ltd	Australia	-	100	-	-
- Diagnostics Australia P/L	Australia	-	100	-	-
Total				(3,681,125)	(4,195,590)

During the year ended 30th June 2008, the Companies wholly owned subsidiaries, listed above, were deregistered.

17. CAPITAL AND LEASING COMMITMENTS

	2008	2007
	$	$
Operating Lease Commitments		
- Non-cancellable operating lease contracted for but not capitalised in the financial statements payable		
- not later than 12 months	61,620	93,333
- later than 12 months but not later than 5 years	35,945	100,000
	97,565	193,333

The Operating lease commitments relate to the lease of the office facilities, which have a currency of three years with an option to renew for a further 3 years. In addition to the rentals payable, the lessee is responsible for defined outgoings and the rent is subject to annual review.

18. FINANCIAL INSTRUMENTS

a. Financial Risk Management Policies

The company's financial instruments consist mainly of deposits with banks, short-term investments, accounts receivable and payable. The main purpose of non-derivative financial instruments is to raise finance for company operations. The company does not have any derivative instruments at 30 June 2008.

Notes to the Financial Statements

for the year ended 30 June 2008

18. FINANCIAL INSTRUMENTS continued

a Financial Risk Management Policies continued

i. Treasury Risk Management: The board of directors meet on a regular basis to analyse financial risk exposure and to evaluate treasury management strategies in the context of the most recent economic conditions and forecasts.

The board's overall risk management strategy seeks to assist the company in meeting its financial targets, whilst minimising potential adverse effects on financial performance.

ii. Financial Risk Exposures and Management: The main risks the company is exposed to through its financial instruments are interest rate risk, liquidity risk and credit risk.

iii. Interest rate risk: The company is not exposed to fluctuations in interest rates as it does not have any interest-bearing financial liabilities. The company holds interest-bearing financial assets however interest rate risk is immaterial.

iv: Foreign currency risk: The company is not exposed to fluctuations in foreign currencies.

v: Liquidity risk: The company manages liquidity risk by monitoring forecast cash flows.

vi: Credit risk: The maximum exposure to credit risk at balance date to recognised financial assets, is the carrying amount, net of any provisions for impairment of those assets, as disclosed in the balance sheet and notes to the financial statements. There are no material amounts of collateral held as security at 30 June 2008. Credit risk is managed and reviewed regularly by the directors. The company does not have any material credit risk exposure to any single receivable or company of receivables under financial instruments entered into by the company.

vii: Price risk: The company is not exposed to any material commodity price risk.

b. Financial Instrument Composition and Maturity Analysis

The tables below reflect the undiscounted contractual settlement terms for financial instruments of a fixed period of maturity, as well as management's expectations of the settlement period for all other financial instruments. As such, the amounts may not reconcile to the balance sheet.

Notes to the Financial Statements

for the year ended 30 June 2008

18. FINANCIAL INSTRUMENTS continued

c. Financial Instrument Composition and Maturity Analysis continued

	Weighted Average Effective Interest Rate		Floating Interest Rate		Fixed Interest Rate Maturing Within 1 Year		Fixed Interest Rate Maturing 1 to 5 Years		Non-interest Bearing		Total	
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
Parent Entity	%	%	$	$	$	$	$	$	$	$	$	$
Financial Assets:												
Cash and cash equivalents	7.08	6.00	2,846,738	1,881,223	-	-	-	-	520	20	2,847,258	1,881,243
Receivables	7.00	6.00	-	-	16,500	16,500	-	-	62,380	421,008	78,880	437,508
Investments	-	-	-	-	-	-	-	-	1,200,000	4,296,324	1,200,000	4,296,324
Total Financial Assets			2,846,738	1,881,223	16,500	16,500	-	-	1,262,900	4,717,352	4,126,138	6,615,075

	Weighted Average Effective Interest Rate		Floating Interest Rate		Fixed Interest Rate Maturing Within 1 Year		Fixed Interest Rate Maturing 1 to 5 Years		Non-interest Bearing		Total	
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
	%	%	$	$	$	$	$	$	$	$	$	$
Financial Liabilities:												
Trade and sundry payables	-	-	-	-	-	-	-	-	481,595	555,988	481,595	555,988
Total Financial Liabilities			-	-	-	-	-	-	481,595	555,988	481,595	555,988

Trade and other payables are expected to be paid as follows:

	2008	2007
	$	$
Less than 6 months	481,595	555,988
6 months to 1 year	-	-
1 – 5 years	-	-
	481,595	555,988

Notes to the Financial Statements

for the year ended 30 June 2008

18. FINANCIAL INSTRUMENTS continued

d. Net Fair Values

The net fair values of listed investments have been valued at the quoted market bid price at balance date adjusted for transaction costs expected to be incurred. For other assets and other liabilities the net fair value approximates their carrying value. No financial assets and financial liabilities are readily traded on organised markets in standardised form other than listed investments.

The aggregate net fair values and carrying amounts of financial assets and financial liabilities are disclosed in the balance sheet and in the notes to the financial statements. The aggregate net fair values and carrying amounts of financial assets and financial liabilities at balance date are

	2008		2007	
	Carrying Amount	Net Fair Value	Carrying Amount	Net Fair Value
	$	$	$	$
Financial assets				
Cash and Cash Equivalents	2,847,258	2,847,258	1,881,243	1,881,243
Available for sale financial assets at fair value	1,200,000	1,200,000	4,296,324	4,296,324
Loans and receivables	78,880	78,880	437,508	437,508
	4,126,138	4,126,138	6,615,075	6,615,075
Financial liabilities				
Trade and other payables	481,595	481,595	555,988	555,988
	481,595	481,595	555,988	555,988

Fair values are materially in line with carrying values.

Sensitivity Analysis

Interest Rate Risk: The Company has performed a sensitivity analysis relating to its exposure to interest rate risk at balance date. This sensitivity analysis demonstrates the effect on the current year results and equity which could result from a change in this risk

Interest Rate Sensitivity Analysis: At 30 June 2008, the effect on profit and equity as a result of changes in the interest rate, with all other variables remaining constant, would be as follows:

	2008	2007
	$	$
Change in profit		
- Increase in interest rate by 2%	56,945	37,625
- Decrease in interest rate by2%	(56,945)	(37,625)

Notes to the Financial Statements

for the year ended 30 June 2008

18. FINANCIAL INSTRUMENTS continued

e. Net Fair Values

	2008	2007
	$	$
Change in Equity		
- Increase in interest rate by 2%	56,945	37,625
- Decrease in interest rate by 2%	(56,945)	(37,625)

The above interest rate sensitivity analysis has been performed on the assumption that all other variables remain unchanged.

No sensitivity analysis has been performed on foreign exchange risk, as the entity is not exposed to foreign currency fluctuations.

e) Capital Management

The company manages its capital to ensure that it will be able to fund its operations in the research and development of virotherapy technologies and continue as a going concern. The company's overall strategy remains unchanged from 2007.

The capital structure of the company consists of cash and cash equivalents and equity, comprising issued capital and reserves, as disclosed in note 12.

A share purchase plan and share placement was completed in January 2008 to fulfill the company's capital management objectives by providing enough cash resources for the next 12 to 18 months. The directors monitor the company's capital on a continuous basis, considering when to engage in capital raising activities based on market conditions and future resource requirements.

There are no externally imposed capital requirements.

19. CONTINGENT LIABILITIES/GUARANTEE

Viralytics Ltd and the Australian Technology Innovation Fund Limited, jointly and severally, guarantee the performance of the obligations of InJet Digital Aerosols Limited (IDAL) in the license agreement between Canon Inc and IDAL. The guarantee includes, without limitation, the grant of the exclusive license of the patents to Canon and the refund of the initial upfront fee of US$1 million to Canon in case of a material breach of the license agreement by IDAL.

The Company has entered into a formal research contract with The University of Newcastle Research Associates (now known as Newcastle Innovation Limited). Under this contract Viralytics Limited is obliged to fund the remainder of the senior researcher's employment until June 2009.

At the date of this report there are no other known contingent liabilities.

Notes to the Financial Statements

for the year ended 30 June 2008

20. RELATED PARTY TRANSACTIONS

a) Share Transactions of Directors

Details of directors' holdings and transactions in equity securities of the Company are detailed in the Remuneration Report contained in the Directors' Report.

b) Other Transactions with Directors

Directors receive a fixed director's fee. If any director performs additional services for the Company they are paid a fee based on normal commercial terms. These payments are detailed in the Remuneration Report contained within the Directors' Report.

c) Transactions with Director-Related Entities

Bryan Dulhunty is a director of CoSA Pty Ltd. CoSA was paid consulting fees of $72,225 to 1 December 2006. On commencement of Mr. Dulhunty's role of Executive Chairman on 1 December 2006 no further fees were paid to CoSA.

Ozean Partners Ltd was paid $36,333 (2007: $12,263) for Mr Logaraj's role as head of the Commercialisation Board. During the year ended 30 June 2007 Ozean Partners Ltd also received $12,262 in consulting fees for additional work performed by Mr. Nadaisan Logaraj on behalf of the company. Refer to Remuneration Report included in the Directors' Report. Mr. Nadaisan Logaraj is a senior executive of Ozean Partners Ltd.

Associate Prof Darren Shafren received consulting fees of $207,917 (2007 $110,000) from The University of Newcastle Research Associates (now called Newcastle Innovations Limited) for his work performed as part of the research and development agreement held with Viralytics. Prof Shafren also received Directors fees of $16,667 which are included in the Directors' Report.

Dr Phillip Altman: Dr Phillip Altman is a Director of Altman Biomedical Consulting Pty Ltd. Altman Biomedical Consulting Pty Ltd provides consulting services to this Company which amounted to a total of $117,409 during the year.
(2007: Nil)

21. EVENTS SUBSEQUENT TO REPORTING DATE

No matters or circumstances have arisen since the end of the financial year, which significantly affected or may significantly affect the operations of the company, the results of those operations or the state of affairs of the economic entity in subsequent financial years.. The financial report was authorised for issue by the directors on the date that the Directors' declaration was signed.

22. CORPORATE STRUCTURE

Viralytics Ltd is a company limited by shares that is incorporated and domiciled in Australia. During the year ended 30 June 2008, the following wholly owned subsidiaries were deregistered:

Notes to the Financial Statements

for the year ended 30 June 2008

22. CORPORATE STRUCTURE continued

- MS Therapeutics Pty Ltd
- Medical Innovations Ltd
- Diagnostics Australia Pty Ltd

Viralytics' accounts have therefore not been prepared on a consolidated basis however Parent Company figures (includes equity accounting for investments in associates) have been used for comparison purposes. The deregistered subsidiaries above, held no assets or liabilities.

Viralytics also owns 44.9% of InJet Digital Aerosols Ltd which was equity accounted during the year.

23. CHANGES TO AUSTRALIAN ACCOUNTING STANDARDS

The following changes were made to accounting standards and were not applicable for the year ended 30 June 2008. Details of these standards and their potential impact on future financial reports of the Company are as follows:

AASB Amendment	Standards Affected		Outline of Amendment	Application date of Standard	Application date for Group
AASB 2007–3 Amendments to Australian Accounting Standards	AASB 5	Non-current Assets Held for Sale and Discontinued Operations	The disclosure requirements of AASB 114: Segment Reporting have been replaced due to the issuing of AASB 8: Segment Reporting in February 2007. These amendments will involve changes to segment reporting disclosures within the financial report. However, it is anticipated there will be no direct impact on recognition and measurement criteria amounts included in the financial report, as the entity does not fall within the scope of AASB 8.	1.1.2009	1.7.2009
	AASB 6	Exploration for and Evaluation of Mineral Resources			
	AASB 102	Inventories			
	AASB 107	Cash Flow Statements			
	AASB 119	Employee Benefits			
	AASB 127	Consolidated and Separate Financial Statements			
	AASB 134	Interim Financial Reporting			

Notes to the Financial Statements

for the year ended 30 June 2008

23. CHANGES TO AUSTRALIAN ACCOUNTING STANDARDS continued

AASB Amendment	Standards Affected		Outline of Amendment	Application date of Standard	Application date for Group
	AASB 136	Impairment of Assets			
	AASB 1023	General Insurance Contracts			
	AASB 1038	Life Insurance Contracts			
	AASB 114	Segment Reporting	As above.	1.1.2009	1.7.2009
	AASB 1	First time adoption of AIFRS	The revised AASB 123: Borrowing Costs issued in June 2007 has removed the option to expense all borrowing costs. This amendment will require the capitalisation of all borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset. However, there will be no direct impact to the amounts included in the financial group as they already capitalise borrowing costs related to qualifying assets.	1.1.2009	1.7.2009
	AASB 107	Cash Flow Statements			
	AASB 111	Construction Contracts			
	AASB 116	Property, Plant and Equipment			
	AASB 138	Intangible Assets			
	AASB 123	Borrowing Costs	As above	1.1.2009	1.7.2009
	AASB 101	Presentation of Financial Statements	The revised AASB 101: Presentation of Financial Statements issued in September 2007 requires the presentation of a statement of comprehensive income and makes changes to the statement of changes in equity.	1.1.2009	1.7.2009

Directors' Declaration

for the year ended 30 June 2008

The Directors of the Company declare that:

1. The financial statements and notes as set out on pages 18 to 46 of the Company are in accordance with the Corporations Act 2001, and:

   (a) comply with Accounting Standards and Corporations Regulations 2001; and
   (b) give a true and fair view of the financial position as at 30 June 2008 and of the performance for the year ended on that date of the Company.

2. the Executive Chairman has declared that:

   (a) the financial records of the Company for the financial year have been properly maintained in accordance with Section 286 of the Corporations Act 2001;
   (b) the financial statements, and notes for the financial year comply with the Accounting Standards; and
   (c) the financial statements and notes for the financial year give a true and fair view.

3. Subject to the reference to going concern in Note 1, in the Directors' opinion there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Board of Directors:

Chairman
Bryan Dulhunty

Signed: 4th September 2008

Independent Auditor's Report
To The Members of Viralytics Ltd
for the year ended 30 June 2008

Report on the Financial Report

We have audited the accompanying financial report ("financial report") of Viralytics Limited (the company"), which comprises the balance sheet as at 30 June 2008, and the income statement, statement of changes in equity, cash flow statement for the year ended on that date, a summary of significant accounting policies and other explanatory notes and the directors' declaration of the company.

As permitted by the Corporations Regulations 2001, the company has disclosed information about the remuneration of the directors and executives (remuneration disclosures), required by Accounting Standard AASB 124: Related Party Disclosures, under the heading 'Remuneration Report' in pages 9 to 13 of the directors' report and not in the financial report.

Directors' Responsibility for Financial Report

The directors of the Company are responsible for the preparation and fair presentation of the financial report in accordance with Australian Accounting Standards (including Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. In Note 1, the directors also state, in accordance with Accounting Standard AASB 101: Presentation of Financial Statements, that compliance with the Australian equivalents to International Financial Reporting Standards (IFRS) ensures that the financial report, comprising the financial statements and notes, complies with IFRS.

The directors are also responsible for preparation and presentation of the remuneration disclosures contained in the directors' report in accordance with the Corporations Regulations 2001.

Auditors' Responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement and that the remuneration disclosures in the directors' report comply with Accounting Standard AASB 124.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, the auditor considers internal controls relevant to the entity's preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report and the remuneration disclosures in the directors' report.

We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Independent Auditor's Report
To The Members of Viralytics Ltd
for the year ended 30 June 2008

Independence

In conducting our audit, we have complied with the independence requirements of the *Corporations Act 2001*. We confirm that the independence declaration required by the *Corporations Act 2001*, provided to the directors of Viralytics Limited on 3 September 2008, would be in the same terms if provided to the directors as at the date of this auditors' report.

Auditor's Opinion

In our opinion:

a. the financial report of Viralytics Ltd is in accordance with the *Corporations Act 2001*, including:
   i giving a true and fair view of the company's financial position as at 30 June 2008 and of its performance for the year ended on that date; and
   ii complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Regulations 2001;
b. the financial report also complies with International Financial Reporting Standards as disclosed in Note 1; and
c. the remuneration disclosures that are contained in pages 9 to 13 of the directors' report comply with Accounting Standard AASB 124.

Material Uncertainty Regarding Continuation as a Going Concern

Without qualification to the opinion expressed above, attention is drawn to the following matter. As a result of matters described in Note 1, there is some uncertainty whether Viralytics Limited will be able to continue as a going concern if the Company is unable to realise its investments or is unable to raise additional funds from the equity markets, or if forecast costs and revenues are not met in which case the company may be unable to continue as a going concern and therefore may be unable to realise its assets and extinguish its liabilities in the normal course of business and at the amounts stated in the financial report.

Bentleys
Brisbane Partnership
Chartered Accountants

P M Power
Partner

4 September 2008

Patent Portfolio summary

as at 31 August 2008

Summary of Patents and Patent Applications Assigned to Viralytics

Title Patents	Priority Date & PCT Number	Country	Number	Status
A method of treating a malignancy in a subject and a pharmaceutical composition for use in same				
	27 November 2000 WO 2001/037866	Australia	770517	Granted
		Australia	2004202292	Granted
		Australia	2007211890	Pending
		Canada	2422429	Pending
		Europe	00979268.0	Notice of allowance issued
		Japan	2001-539480	Pending
		New Zealand	519527	Granted
		USA	7,361,354	Granted
		USA	12/040813	Pending
A method of treating a malignancy in a subject via direct picornaviral-mediated oncolysis				
	18 December 2002 WO 2004/054613	Australia	2003287773	Pending
		Canada	2510227	Pending
		China	200380109808.3	Pending
		Europe	03779569.7	Pending
		India	2950/DELP/0	Pending
		India	0068/DELNP/08	Pending
		Japan	04-559490	Filed
		New Zealand	541230	Pending
		Singapore	113802	Granted
		South Africa	2005/05389	Granted
		South Korea	2005-7011510	Pending
		USA	10/539219	Pending
		Hong Kong	06103056.9	Pending
Modified oncolytic viruses				
	11 March 2004 WO 2005/087931	Australia	2005221725	Pending
		Canada	2559055	Pending
		China	200580007825.5	Pending
		Europe	05700080.4	Pending
		Hong Kong	07104792.5	Pending
		India	5572/DELP/2006	Pending
		Japan	2007-502143	Pending
		New Zealand	550376	Pending
		Singapore	200606160-0	Pending
		South Africa	2006/08222	Pending
		South Korea	10-2006-7021119	Pending
		USA	10/592395	Pending

Patent Portfolio summary
as at 31 August 2008

Title Patents	Priority Date & PCT Number	Country	Number	Status
Methods and compositions for treatment of hematologic cancers				
	20 August 2004 WO 2006/017914	Australia	2005274617	Pending
		Canada	2577692	Pending
		China	200580034763.7	Pending
		Europe	05773382.6	Pending
		Hong Kong	07108488.5	Pending
		India	2010/DELNP/2007	Pending
		Japan	2007-526129	Pending
		New Zealand	553870	Pending
		Singapore	200701428-5	Pending
		South Africa	2007/02269	Pending
		South Korea	10-2007-7006358	Pending
		USA	11/660.458	Pending
Method and composition for treatment of neoplasms				
	17 Jan 2006 WO 2006/074526	Australia	2006206053	Pending
		China	200680006483.X	Pending
		Europe	06700535.5	Pending
		Hong Kong	08105564.7	Pending
		India	6025/DELNP/2007	Pending
		USA	11/795,439	Pending

Additional Information for Listed Public Companies

for the year ended 30 June 2008

The following additional information is required by the Australian Stock Exchange Ltd in respect of listed public companies only. The information is current as at 14 September 2008.

1. Shareholding

(a) The number of shareholders, by size of holding, in each class of shares are:

		Number of holders	Number of ordinary shares
1	9,804	1,235	5,104,916
9,805	10,000	327	3,269,720
10,001	50,000	1,485	40,910,232
50,001	100,000	472	37,518,027
100,001	and over	503	194,418,609
Total		4,022	281,221,504

(b) The number of shareholders holding less than a marketable parcel of shares is 1235 and they hold 5,104,916 securities.

(c) Voting Rights

All ordinary shares carry one vote per share without restriction.

Additional Information for Listed Public Companies

for the year ended 30 June 2008

(d) 20 Largest Shareholders – Ordinary Shares.

The names of the twenty largest holders of quoted shares are:

	Listed ordinary shares	
	Number of shares	**% of ordinary shares**
The University of Newcastle Research Associates Limited	11,171,000	3.97%
Scicapital Pty Limited	10,305,000	3.66%
Davies Nominees Pty Ltd (Super Account)	10,000,000	3.56%
National Nominees Limited	9,885,640	3.52%
Hawkins and Birthwright Limited	6,000,000	2.13%
Mr G Moir	4,121,000	1.47%
Yarandi Investments Pty Ltd	2,832,811	1.01%
HHH Group Pty Ltd	2,500,000	0.89%
Getty Minerals Pty Ltd (Super Account)	2,300,000	0.82%
Teresa McWilliams	2,000,000	0.71%
OMB Investments Pty Ltd	1,830,000	0.65%
BE Copymart Pty Ltd	1,822,958	0.65%
Armco Barriers Pty Ltd	1,700,000	0.60%
Mr F Heppingstone and Mrs D Heppingstone (Super Fund Account)	1,625,000	0.58%
Mr G Moir and Mrs A Moir (Super Fund Account)	1,500,000	0.53%
Citicorp Nominees Pty Ltd	1,410,000	0.50%
Mrs K Sherman	1,350,000	0.48%
Ignatius Lip Pty Ltd (Super Fund Account)	1,297,468	0.46%
Mr R Daly and Mrs S Daly (Super Fund Account)	1,280,088	0.46%
Mr Bruce Reilly	1,250,000	0.44%
Total	76,180,965	27.09%

2. Stock Exchange Listing

Quotation has been granted for all the ordinary shares of the company on all Member Exchanges of the Australian Stock Exchange Limited.

3. American Depository Receipts Program

The ADR program allows investors to purchase in US denominated securities through North American brokerages. It is administered by the Bank of New York. Each ADR represents 30 Viralytics Ltd shares.

VIRALYTICS LTD
ONCOLYTIC VIRUSES
A NEW HOPE FOR CANCER TREATMENT

RECEIVED
2008 SEP 18 A 10:56

ASX Release
Date: 4 September 2008

Subject: Appointment of Mr Paul Hopper as Non-Executive Director

---

Viralytics is pleased to announce the appointment of Los Angeles based Mr Paul Hopper to our board of directors. Mr Hopper has over 20 years experience in the management and funding of biotechnology and healthcare public companies with extensive capital markets experience with over $200 million in equity & debt raisings in Australia, Asia, US and Europe.

His sector experience has covered a number of therapeutic areas including anti-bacterials, medical devices, antibodies, inflammation and oncology, with a particular emphasis on cancer vaccines. He is the founder and Director of a private US biotech which is expected to enter US Phase 3 clinical trials for a melanoma cancer vaccine in late 2009. Paul is also a Director of Boston based pSivida Corp (NASDAQ:PSDV) a drug delivery company and Somnomed Limited (ASX:SOM) which globally manufactures and markets a dental device for sleep disorders. He is a consultant to the Santa Monica merchant bank Cappello Capital and New York life-sciences investment bank BIO:IB Inc.

Mr Hopper has served on the Boards of many listed biotech and healthcare companies including as Executive Chairman of Bone Medical Limited, Director of Advanced Biotherapy Inc, Managing Director of Australian Cancer Technology Limited, and Director of Medaire Ltd. He was the co-founder and Managing Director of Alpha Healthcare Limited.

Mr Hopper will be integral in the future funding and commercialisation activities of the business and brings a wealth of relevant experience for the growth the company is undertaking.

Bryan Dulhunty
Chairman

About Viralytics Ltd.

Viralytics is listed on the Australian Stock Exchange (ASX code: VLA), Viralytics ADR trades under VRACY on the OTC market in the USA. Viralytics' principal asset is the intellectual property relating to CAVATAK™, an Oncolytic Virus technology. CAVATAK™ is the trade name for Viralytics' proprietary formulation of the Coxsackievirus Type A21 (CVA21). CVA21 is a human virus that occurs naturally in the community. CVA21 attaches to the outside of a cell, using a specific 'receptor' on the cell's surface (like a key fitting a lock). CVA21 uses two receptors to infect cells, intercellular adhesion molecule-1 (ICAM-1) and/or decay accelerating factor (DAF). Both of these receptor proteins have been demonstrated to be highly expressed on multiple cancer types, including: melanoma, prostate cancer, breast cancer, multiple myeloma and others.

8/33 Ryde Road, Pymble NSW 2073 Australia
PO Box 1045, Pymble Business Centre, Pymble NSW 2073 Australia
P 61 2 9499 3200 F 61 2 9499 3300
E viralytics@viralytics.com W www.viralytics.com
VIRALYTICS LTD ABN 12 010 657 351

VIRALYTICS LTD

ONCOLYTIC VIRUSES
A NEW HOPE FOR CANCER TREATMENT

ASX Release
Date: 9th September 2008

Subject: Presentation of pre-clinical activity of CAVATAK™ in human brain cancer

---

Researchers from the University of Newcastle and Viralytics Limited are scheduled to deliver a poster presentation covering pre-clinical *in vitro* activity of CAVATAK™ in human brain cancer cells at the HMRI Conference on Translational Cancer Research to be held September 10-12, 2008 in Newcastle. The poster to be presented by Dr. Gough Au covers the potential oncolytic activity of CAVATAK™ in laboratory cultures of human brain cancers called glioblastomas. Results to date, addressing CAVATAK™ mediated killing of test tube cultures of a number of human glioblastoma cell lines is encouraging and the research has now progressed to animal studies using mice bearing human glioblastoma tumours. The research is being conducted in collaboration with Dr.Guha.

Dr. Guha is Professor of Neurosurgery at the University of Toronto, and practices at the Toronto Western Hospital, part of the University Health Network in Toronto, Canada. He is Co-Director and Senior Scientist at the Arthur and Sonia Labatt Brain Tumour Research Center, at the Hospital for Sick Children in Toronto. Further, Professor Guha is President of the Society for Neuro-Oncology in the USA, a multidisciplinary organization dedicated to promoting advances in neuro-oncology through research and education.

The poster presentation will be available on the Viralytics website (www.viralytics.com) on the 12th of September, 2008.

Malignant Gliomas are the most common tumours of the central nervous system, and often respond poorly to surgery, radiotherapy and chemotherapy. The disease is often fatal, usually within 1-2 years of the onset of symptoms, despite conventional therapy. The National Cancer Institute in the USA estimates 20,000 new cases of cancer of the nervous system will be diagnosed in 2007, with over 12,000 deaths predicted in 2007 from this form of cancer.

Bryan Dulhunty
Chairman

About Viralytics Ltd.
Viralytics is listed on the Australian Stock Exchange (ASX code: VLA), Viralytics ADR trades under VRACY on the OTC market in the USA. Viralytics' principal asset is the intellectual property relating to CAVATAK™, an Oncolytic Virus technology. CAVATAK™ is the trade name for Viralytics' proprietary formulation of the Coxsackievirus Type A21 (CVA21). CVA21 is a human virus that occurs naturally in the community. CVA21 attaches to the outside of a cell, using a specific 'receptor' on the cell's surface (like a key fitting a lock). CVA21 uses two receptors to infect cells, intercellular adhesion molecule-1 (ICAM-1) and/or decay accelerating factor (DAF). Both of these receptor proteins have been demonstrated to be highly expressed on multiple cancer types, including: melanoma, prostate cancer, breast cancer, multiple myeloma and others.

8/33 Ryde Road, Pymble NSW 2073 Australia
PO Box 1045, Pymble Business Centre, Pymble NSW 2073 Australia
P 61 2 9499 3200 F 61 2 9499 3300
E viralytics@viralytics.com W www.viralytics.com
VIRALYTICS LTD ABN 12 010 657 351

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Viralytics Ltd
ABN	12 010 675 351

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Paul Hopper
Date of appointment	4 September 2008

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
Nil

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
	Nil

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Nil
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

END